UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2010

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

Group Executive Changes

On August 12, 2010, Westpac Banking Corporation (“Westpac”) announced that, effective December 1, 2010, Mr Greg Bartlett, Chief Executive, St.George Bank, will be retiring and that Mr Rob Chapman will be appointed to that role.

Mr Chapman is currently Chief Executive Officer of BankSA, a role he has held since July 2002. Prior to that appointment, Mr Chapman held executive roles with Commonwealth Bank of Australia (in which he served in Regional General Manager and Regional Manager roles), Colonial State Bank (in which he served as General Manager, Southern Australia) and Prudential Corporation (in which he served as Manager, South Australia and Northern Territory).

Market Update

On August 23, 2010, Westpac provided the market with an update of its performance for its three months ended June 30, 2010 (the “June 2010 quarter”). The update coincided with the release of Westpac’s Pillar 3 Report for the June 2010 quarter.  Unaudited net profit for the June 2010 quarter was approximately A$1.5 billion. This was in line with the average of unaudited net profit for the previous two quarters. Treasury and Markets income, other Institutional Bank income and income from other Group items were lower.  These decreases were offset by lower impairment charges.  In particular, the market update reported that:

•                                          Revenue for the June 2010 quarter was about 1% lower than the previous quarter.

•                                          In Australia, mortgages and loans to small businesses increased by A$7 billion.  Loans to institutional clients declined $2.8 billion as Australian institutions are continuing to reduce their leverage. In New Zealand, loans increased by NZ$0.2 billion.

•                                          Customer deposits as at June 30, 2010 increased by A$4.1 billion, compared to March 31, 2010, with most growth in on-line and savings accounts.

•                                          Net interest margins decreased by 2 basis points from 2.19% for the quarter ended March 31, 2010, to 2.17% for the June 2010 quarter. The decline was due to higher funding costs, particularly customer deposits, lower net interest income from

Treasury and Markets, the amortization of merger fair value adjustments during the June 2010 quarter and product mix impacts.

•                                          Expenses and investment spending was modestly higher than the average of the first two quarters of 2010.

•                                          Impairment charges for the June 2010 quarter were approximately A$0.3 billion.  This represented a decrease compared to the average of A$0.44 billion for the first two quarters of 2010 and a significant decline compared to the quarterly average of A$0.8 billion for 2009.

•                  At June 30, 2010, stressed assets to total committed exposures were 3.14%, reflecting little change since March 31, 2010. Most new stressed exposures related to smaller entities.

•                  Impaired assets to gross loans were 0.91% at June 30, 2010, up from 0.90% at March 31, 2010. Impaired assets as at June 30, 2010 increased by A$100 million compared to March 31, 2010, with facilities downgraded offset by write offs.

•                  Delinquencies greater than 90 days past due in the consumer mortgage book were 44 basis points as at June 30, 2010.

•                                          Lending to the commercial property sector decreased to 7.8% of total committed exposures, down from a peak of over 10% at December 31, 2008.

•                                          Westpac’s Tier 1 capital ratio was 8.9% at June 30, 2010, up from 8.6% as at March 31, 2010.  The increase was predominantly due to net profit and St.George achieving advanced accreditation under Basel II.

•                                          Since the beginning of the 2010 financial year, Westpac had raised A$40 billion in term funding through to August 2010, with an average maturity of 4.7 years.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in Westpac’s 2010 US Interim Profit Announcement furnished to the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 23, 2010	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer